G THE CEREGHINO GROUP

CORPORATE INVESTOR RELATIONS
5333 – 15TH AVENUE SOUTH, SUITE 1500
SEATTLE, WA 98108
206.762.0993
www.stockvalues.com



CONTACT: John Valaas, President & CEO
Roger Mandery, Executive VP & CFO
425.455.7300

NEWS RELEASE

FIRST MUTUAL BANCSHARES POSTS 49th CONSECUTIVE QUARTER OF RECORD EARNINGS;

PROFITS UP 11% IN 2004 AS ASSETS SURPASS $1 BILLION

BELLEVUE, WA – January 25, 2005 – First Mutual Bancshares, Inc., (Nasdaq: FMSB) the holding company for First Mutual Bank, today reported that continued strong core loan growth helped drive assets over the $1 billion mark and contributed to the 49th consecutive quarter of record year-over-year earnings growth. Net income increased 11% for the year to $9.3 million, or $1.68 per diluted share, compared to $8.4 million, or $1.57 per diluted share in 2003. For the quarter ended December 31, 2004, profits increased 13% to $2.3 million, or $0.40 per diluted share, from $2.0 million, or $0.37 per diluted share in the final quarter last year. All per share data has been adjusted to reflect the 10% stock dividend issued in April 2004.

Financial highlights for 2004 compared to 2003 include:

1. Revenues increased 17%, reflecting significant gains in both components.
2. Net interest income increased 17% and noninterest income grew 16%.
3. Core deposits grew 31%, lowering the cost of funds.
4. Net interest margin improved by 7 basis points to 4.06%
5. Loan originations increased 11% to $470 million.
6. Net loans (excluding loans held for sale) were up 12% to $799 million.
7. Gain on sale of loans grew 79%, reflecting strong generation of consumer loans through the Sales Finance Division.
8. Credit quality remains excellent, with non-performing assets equaling just 0.10% of total assets.
9. Return on average equity was 16.8% and return on assets was 1.00%.

Management will host an analyst conference call tomorrow morning, January 26, at 7:00 am PST (10:00 am EST) to discuss the results. Investment professionals are invited to dial (303) 262-2130 to participate in the live call. All current and prospective shareholders are welcome to listen to the live call or the replay through a webcast posted on the bank's website, www.firstmutual.com, where it will be archived for one month. A telephone replay will also be available for a month, beginning approximately two hours after the conclusion of the call, at (303) 590-3000 and using passcode 11019514#.

"2004 was a year of tremendous growth for First Mutual," stated John Valaas, President and CEO. "Loan demand remained high all year and as a result we passed the $1 billion in total assets threshold. More importantly, however, we continued to focus on making high-quality loans with above-market yields. At the same time, we dramatically increased core deposits, which gave us a low-cost source of funds.

Core deposits grew 31% while time deposits increased by only 8% over the past year. As a result, core deposits are now 39% of total deposits, up from 34% a year ago. Total deposits grew 16% to $675 million, compared to $584 million at the end of last year. The cost of interest-bearing liabilities decreased dramatically to 1.78% in 2004 from 2.44% in 2003. The net interest margin improved to 4.06% in the year, from 3.99% last year.

Loan originations increased 11% in 2004 to $470 million, compared to $424 million in 2003, and grew 25% to $122 million in the fourth quarter, from $98 million in the same quarter in 2003. At year-end, net portfolio loans were up 12% to $799 million, from $715 million at the end of the last year. Total assets increased 17% to slightly over $1.0 billion, from $861 million a year ago.

"Although our loan mix did not change dramatically in 2004, business banking saw the second highest growth of any division in our portfolio," Valaas said. "That has remained a key part of our strategy, as our credit experience has been excellent and those relationships generally include core deposits as well. Our residential custom construction and portfolio single-family home loans also grew, and this area has consistently been more profitable than traditional mortgage banking. While sales finance loans did not increase as a percentage of loans, they remain an integral piece of our business as they carry excellent yields. In addition, we sell off much of our production, limiting our credit risk and creating noninterest income."

Income property loans were 40% of First Mutual's loan portfolio at year-end, compared to 47% at the end of 2003. Business banking grew to over 13% of total loans, from 10% a year ago, and commercial construction loans remained unchanged at 3% of loans. Single-family mortgage loans, including loans held for sale, increased to 22% of the portfolio at year-end, compared to 18% at the close of 2003, single-family construction loans remained constant at 10% of total loans. Consumer loans, largely home improvement loans originated on a national scale through the Sales Finance Division, remained at 12% of the loan portfolio.

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Credit quality remains strong, with total non-performing assets (NPAs) of just $1.0 million at year-end, or 0.10% of total assets. The provision for loan losses was $1.6 million in 2004, including $350,000 in the fourth quarter. Net charge-offs were $670,000 on the year, or 0.09% of average loans, and the loan loss reserve grew to $9.3 million, or 1.14% of gross loans.

First Mutual generated a 16.8% return on average equity (ROE) in the year, and 15.4% in the fourth quarter of 2004. ROE was 17.7% in 2003 and 16.1% in the fourth quarter of that year. Return on average assets (ROA) was 1.00% in 2004 and 0.91% in the fourth quarter, compared to 1.05% and 0.95%, respectively, last year.

The strong loan growth and rising interest rates contributed to an 11% increase in interest income in 2004, while the change in deposit mix helped keep interest expense nearly flat despite a larger deposit base. As a result, net interest income grew 17% for the year to $36.0 million, compared to $30.7 million in 2003. Noninterest income grew 16% to $4.3 million, from $3.7 million last year, with increased servicing fees and gain on sale of loans offsetting a sharp decline in gain on sales of investments. Noninterest expense increased 20% to $24.6 million, from $20.5 million in 2003.

Reflecting the increases in net interest income and noninterest income, revenues grew 17% to $40.3 million in the year, from $34.4 million in 2003. In the fourth quarter, revenues were up 17% to $10.7 million, compared to $9.2 million a year ago. “We have grown our infrastructure to keep pace with our balance sheet growth,” Valaas said. “As a result, increases in operating expenses outstripped revenue growth, and our efficiency ratio suffered slightly. We will continue to make investments in talented personnel, but are working to keep expenses in check.” The efficiency ratio was 61.1% in 2004, compared to 59.6% a year ago, and was 64.2% in the quarter, versus 62.6% in the fourth quarter of 2003.

Net interest income grew 13% to $9.4 million in the fourth quarter of 2004, compared to $8.3 million in the previous year. Noninterest income grew 48% to $1.2 million, from $837,000 in the fourth quarter a year ago, largely due to the increased sale of loans generated by the Sales Finance Division. Noninterest expense was up 19% to $6.8 million, from $5.7 million in the last quarter of 2003, reflecting increased staff bonuses and additional staffing. Additional financial details follow the tables at the end of this release.

First Mutual’s consistent performance has garnered attention from a number of sources. In 2004, the company was ranked #23 in the Top 200 Publicly Traded Banks with less than $1 billion in assets by U.S. Banker magazine, based on its three-year ROE. Keefe, Bruyette & Woods named First Mutual to its Honor Roll for the company’s 10-year earnings per share growth rate, and Sandler O’Neill’s 2004 Bank and Thrift Sm-All Stars named First Mutual among the top 30 performing small banks in the country, among the 592 with market capitalizations below $2 billion. In May, First Mutual Bank was named Eastside Business of the Year in the 2004 Eastside Business Awards, sponsored by the Bellevue Chamber of Commerce.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area, and loan production offices in Tacoma and Bellingham, Washington, and a sales finance office in Jacksonville, Florida.

www.firstmutual.com

EQUAL HOUSING LENDER

Member FDIC

This press release contains forward-looking statements, including, among others, statements about our outlook for first quarter 2005, our sales finance loan program and the continued sales and servicing of a portion of those loans, and information from our net interest simulation model and gap report, that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements and results of models and reports include, among others, our continuing experience with and development of the sales finance program, various factors affecting general interest rate and net interest margin changes and the fiscal and monetary policies of the government, economic and competitive environment, loan portfolio growth, asset quality, and loan delinquency rates. We disclaim any obligation to update or publicly announce future events or developments that might affect the forward-looking statements herein or to conform these statements to actual results or to changes in our expectations. For further information regarding First Mutual, please read the First Mutual reports filed with the SEC and available at www.sec.gov.

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INCOME STATEMENT	Fourth Quarter Ended December 31,		Year Ended December 31,		Annual
(Unaudited) (Dollars in Thousands, Except Per Share Data)	2004	2003	2004	2003	Percentage
INTEREST INCOME					Change
Loans Receivable	$ 13,270	$ 11,802	$ 50,195	$ 45,487	
Interest on AFS Securities	1,158	765	4,030	2,824	
Interest on HTM Securities	99	120	419	632	
Interest Other	48	166	483	719	
Total Interest Income	14,575	12,853	55,127	49,662	11%
INTEREST EXPENSE					
Deposits	3,326	2,989	12,292	11,984	
FHLB Advances and Other	1,821	1,549	6,801	6,940	
Total Interest Expense	5,147	4,538	19,093	18,924	1%
Net Interest Income	9,428	8,315	36,034	30,738	
Provision for Loan Losses	350	340	1,565	1,150	
Net Interest Income After Loan Loss Provision	9,078	7,975	34,469	29,588	17%
NONINTEREST INCOME					
Gain on Sales of Loans	562	323	1,757	984	
Servicing Fees, Net of Amortization	111	22	314	70	
Gain on Sales of Investments	-	-	71	662	
Fees on Deposits	133	132	571	516	
Other	431	360	1,539	1,431	
Total Noninterest Income	1,237	837	4,252	3,663	16%
NONINTEREST EXPENSE					
Salaries and Employee Benefits	4,053	3,512	14,261	12,455	
Occupancy	767	663	2,787	2,443	
Other	2,025	1,555	7,566	5,620	
Total Noninterest Expense	6,845	5,730	24,614	20,518	20%
Income Before Federal Income Tax	3,470	3,082	14,107	12,733	
Federal Income Tax	1,209	1,072	4,819	4,337	
NET INCOME	$ 2,261	$ 2,010	$ 9,288	$ 8,396	11%
EARNINGS PER COMMON SHARE (EPS) DATA (1)					
Basic EPS	$ 0.42	$ 0.39	$ 1.76	$ 1.62	9%
EPS, Assuming Dilution	$ 0.40	$ 0.37	$ 1.68	$ 1.57	7%
Weighted Average Shares Outstanding	5,286,517	5,196,584	5,264,412	5,179,627	
Weighted Average Shares Outstanding Including					
Dilutive Effect of Stock Options	5,536,908	5,434,213	5,513,658	5,352,960	

(1) All per share data adjusted to reflect the 10% stock dividend issued on April 7, 2004.

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BALANCE SHEET	December 31,		Percentage
(Unaudited) (Dollars in Thousands, Except Per Share Data)	2004	2003	Change
ASSETS:			
Interest-Earning Deposits	$ 309	$ 846	
Noninterest-Earning Demand Deposits and Cash on Hand	13,536	6,581	
Total Cash and Cash Equivalents	13,845	7,427	86%
Mortgage-Backed and Other Securities, Available For Sale	124,225	77,624	
Loans Receivable, Held For Sale	10,064	10,143	
Mortgage-Backed and Other Securities, Held To Maturity	7,720	8,903	
(Fair Value of $7,827 and $9,110, respectively)			
Loans Receivable	808,643	723,710	
Reserve For Loan Losses	(9,301)	(8,406)	
Loans Receivable, Net	799,342	715,304	12%
Accrued Interest Receivable	4,300	3,649	
Land, Buildings and Equipment, Net	27,994	24,181	
Federal Home Loan Bank (FHLB) Stock, at Cost	12,919	11,036	
Servicing Assets	1,525	468	
Other Assets	1,849	2,109	
TOTAL ASSETS	$ 1,003,783	$ 860,844	17%
LIABILITIES AND STOCKHOLDERS' EQUITY:			
LIABILITIES:			
Deposits:			
Money Market Deposit and Checking Accounts	254,436	191,948	
Regular Savings	8,434	8,711	
Time Deposits	412,499	383,232	
Total Deposits	675,369	583,891	16%
Drafts Payable	378	357	
Accounts Payable and Other Liabilities	14,106	12,899	
Advance Payments by Borrowers for Taxes and Insurance	1,676	1,727	
FHLB Advances	234,207	193,643	
Other Advances	1,600	500	
Long Term Debentures Payable	17,000	17,000	
Total Liabilities	944,336	810,017	17%
STOCKHOLDERS' EQUITY:			
Common Stock $1 Par Value-Authorized, 10,000,000 Shares Issued and			
Outstanding, 5,288,489 and 4,729,693 Shares, Respectively	5,288	4,730	
Additional Paid-in Capital	45,595	33,678	
Retained Earnings	9,220	12,833	
Accumulated Other Comprehensive Income (Loss):			
Unrealized Gain (Loss) on Securities Available for Sale and			
Interest Rate Swap, Net of Federal Income Tax	(656)	(414)	
Total Stockholders' Equity	59,447	50,827	17%
TOTAL LIABILITIES AND EQUITY	$ 1,003,783	$ 860,844	17%

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FINANCIAL RATIOS	Fourth Quarter Ended December 31,		Year Ended December 31,	
(Unaudited)	2004	2003	2004	2003
Return on Average Assets	0.91%	0.95%	1.00%	1.05%
Return on Average Equity	15.40%	16.12%	16.84%	17.65%
Efficiency Ratio	64.18%	62.60%	61.10%	59.64%
Annualized Operating Expense/Average Assets	2.76%	2.70%	2.64%	2.55%
Yield on Earning Assets	5.98%	5.98%	5.89%	6.16%
Cost of Interest-Bearing Liabilities	2.13%	2.20%	1.78%	2.44%
Net Interest Spread	3.85%	3.78%	4.11%	3.72%
Net Interest Margin	3.99%	4.09%	4.06%	3.99%
Tier 1 Capital Ratio			7.27%	7.33%
Risk Adjusted Capital			11.88%	12.15%
Book Value Per Share			$ 11.24	$ 9.77

AVERAGE BALANCES	Fourth Quarter Ended December 31,		Year Ended December 31,	
(Unaudited) (Dollars in Thousands)	2004	2003	2004	2003
Average Assets	$ 993,474	$ 849,437	$ 932,314	$ 803,070
Average Equity	$ 58,717	$ 49,880	$ 55,137	$ 47,555
Average Net Loans (includes LHFS)	$ 801,235	$ 715,963	$ 767,427	$ 676,384
Average Deposits	$ 666,835	$ 569,908	$ 629,630	$ 540,630
Average Earning Assets	$ 945,684	$ 813,622	$ 889,217	$ 771,280

LOAN DATA	Fourth Quarter Ended December 31,		Year Ended December 31,	
(Unaudited) (Dollars in Thousands)	2004	2003	2004	2003
Net Loans (Including Loans Held for Sale)			$ 809,406	$ 725,448
Non-Performing/Non-Accrual Loans (90+ Delinquent)			$ 1,004	$ 527
as a Percentage of Gross Loans			0.12%	0.07%
Real Estate Owned Loans and Repossessed Assets			$ 3	$ 11
Total Non-Performing Assets			$ 1,007	$ 538
as a Percentage of Total Assets			0.10%	0.06%
Loan Loss Reserves			$ 9,301	$ 8,406
as a Percentage of Gross Loans			1.14%	1.15%
Loan Loss Provision	$ 350	$ 340	$ 1,565	$ 1,150
Net Charge-Offs From Reserves	$ 206	$ 135	$ 670	$ 498

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FINANCIAL DETAILS

Our net interest income for the quarter and year ended December 31, 2004, increased $1.1 million and $5.3 million, or 13% and 17%, over the same periods for the prior year. For the fourth quarter, ended December 31, 2004, the overall improvement was attributable to the growth in our earning assets, as the combined effects of asset and liability repricing resulted in a negative impact on net interest income. On a cumulative basis for the year, the effects of asset and liability repricing positively affected net interest income, though to a far lesser extent than earning asset growth. The following table illustrates the effects to our net interest income of balance sheet growth and rate changes on our assets and liabilities, with the results attributable to the level of earning assets classified as "volume" and the effects of asset and liability repricing labeled "rate."

Rate/Volume Analysis (Dollars in 000s)	4Q2004 vs. 4Q2003 Increase/(Decrease) due to			Year Ended Dec. 31, 2004 vs. Year Ended Dec. 31, 2003 Increase/(Decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income						
Total Investments	$ 452	$ (196)	$ 256	$ 1,182	$ (422)	$ 760
Total Loans	1,439	28	1,467	6,784	(2,079)	4,705
Total Interest Income	$ 1,891	$ (168)	$ 1,723	$ 7,966	$ (2,501)	$ 5,465
Interest Expense						
Total Deposits	$ 440	$ (103)	$ 337	$ 1,995	$ (1,687)	$ 308
FHLB and Other	201	71	272	1,083	(1,222)	(139)
Total Interest Expense	641	(32)	609	3,078	(2,909)	169
Net Interest Income	**$ 1,250**	**$ (136)**	**$ 1,114**	**$ 4,888**	**$ 408**	**$ 5,296**

Earning Asset Growth (Volume)

The growth in our earning assets contributed an additional $1.9 million and $8.0 million in interest income for the quarter and year ended December 31, 2004, compared with the same periods in the prior year. Partially offsetting this income, however, was additional interest expense incurred from the funding sources used to accommodate the asset growth. The additional expense associated with these funding sources totaled $641,000 and $3.1 million for the respective three-month and one-year periods. Consequently, the net impact of asset growth was an improvement in net interest income of $1.3 million for the quarter and $4.9 million for the year. Asset growth accounted for 92% of the total increase in net interest income for the year.

(Dollars in 000s)

Quarter Ended	Average Earning Assets	Average Net Loans	Average Deposits
December 31, 2003	$ 813,622	$ 715,963	$ 569,908
March 31, 2004	844,439	742,498	594,141
June 30, 2004	893,451	773,561	620,606
September 30, 2004	929,335	790,319	647,560
December 31, 2004	945,684	801,235	666,835

Our average earning assets totaled $946 million during the fourth quarter of 2004, an increase of $132 million, or 16% over the fourth quarter of 2003. For the year, earning assets averaged $889 million, an increase of $118 million over the average 2003 level. As can be observed in the table above, the majority of this growth was attributable to additional balances in our loan portfolio, which grew substantially in 2004, particularly in the first half of the year, with some of the strongest growth observed in residential loans. In addition to the loan growth illustrated in the table above, we significantly increased the size of our securities portfolio during 2004.

Prior to 2001, our securities portfolio represented a much larger component of our total asset mix than in the years that followed. As rates declined in 2001, 2002 and 2003, prepayments on mortgage backed securities held in our portfolio accelerated, due in large part to the refinancing of the underlying mortgages at lower interest rates. Additionally, the falling interest rates resulted in many securities trading at premiums to their par values. Consequently, some securities were sold from the portfolio during this timeframe to recognize those gains before the securities paid off at their par values. The volume of new securities acquired during these periods was typically well below the value of securities paid off and/or sold, as we were reluctant to add significant volumes of securities to the balance sheet with interest rates at very low levels. With rates finally starting to move upward in 2004, we felt more comfortable acquiring securities, typically short-term hybrid ARM securities. With these additional securities, our portfolio totaled $132 million at year-end 2004, an increase of 52%, or $45 million over the level as of December 2003.

Most of our asset growth was funded with additional deposits, including $28 million of certificates issued in institutional markets through deposit brokerage services. We also used advances from the Federal Home Loan Bank of Seattle (FHLB), to facilitate asset growth, as well as to match fund specific asset categories. For the fourth quarter of 2004, our deposits averaged $667 million, representing growth of approximately $97 million over the average level of fourth quarter 2003. Results for the year were similar, with average deposits rising from $541 million in 2003 to $630 million this year. On a year-end versus year-end basis, deposits grew $91 million, with checking and money market balances accounting for $62 million, or 68% of the total growth.

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Asset Yields and Funding Costs (Rate)

For the quarter ended December 31, 2004, the overall improvement was attributable to the growth in our earning assets, as the combined effects of asset and liability repricing resulted in a negative impact on our net interest income. On the asset side, the most significant impact was attributable to our holdings of stock in the FHLB. As a member of the FHLB, and to utilize FHLB advances as a funding source for our lending and investment activities, we maintain a position in FHLB stock. Our position in this stock, which totaled nearly $13 million as of December 31, 2004, has typically paid dividends on a quarterly basis. Based on recent events at the FHLB, we have decided to assume that no fourth quarter dividend income will be received from the FHLB. This resulted in a significant reduction in investment income and was consequently the primary driver of the rate-related decline in interest income for the fourth quarter. In addition to the impact on the fourth quarter, the dividends had also had been reduced in the first quarter of 2004 and again in the third quarter. The combination of these dividend reductions contributed significantly to the year-over-year drop in interest income attributable to our investments.

For the loan portfolio, the repricing of loans resulted in a minimal net impact for the fourth quarter, as the minor benefits of repricing of construction, commercial, and consumer loans only modestly offset the detrimental repricing of the single- and multi-family residential loans. For the year, however, the favorable repricing of construction, consumer, and other loans was not enough to counter balance the negative repricing of the single- and multi-family residential, and commercial real estate loans. For those loan types that exhibited favorable effects from repricing, the changes in rates were largely a result of upward movements in various interest rate indexes in the last several months. Conversely, for those loan types that demonstrated negative effects from repricing, the decline in yields could be attributed, in some cases, to 2004 loan production being originated with shorter terms to the first rate adjustment than in the prior year. As an example, in 2003, our permanent multi-family mortgages were originated with a balance-weighted-average initial interest rate of 5.56% and 2.0 year balance-weighted-average term to the first rate adjustment. For 2004, the balance-weighted-average starting interest rate fell to 5.01%, with a weighted-average term of 1.2 years to the first rate adjustment. Thus, to the extent that adjustable rate loans with shorter terms to their first rate adjustments were originated in 2004, we have experienced a negative impact on rates. Additionally, the negative repricing effects that occurred earlier in the year were also the result, in part, of both loans repricing in 2004 before most interest rate indexes began to move upwards, as well as higher-rate loans paying off and being replaced with new volumes at the lower interest rates available at that time.

On the liability side of the balance sheet, repricing reduced our fourth quarter interest expense on deposits relative to the prior year, primarily as a result of lower rates on shorter-term brokered deposits. In prior years, brokered deposits had typically been originated for longer terms at higher rates. Earlier in 2004, and particularly during the second quarter, we significantly expanded our use of this funding source, typically utilizing one-year terms. Between the shorter term and the lower market rates that prevailed at the times of origination, we observed a favorable fourth quarter impact relative to 2003, not only on our brokered deposit rates, but for all time deposits in the aggregate. Given that interest rate increases over the last several months have begun to influence the levels of time deposit rates offered by institutional brokers as well as our competitors locally, it is unlikely that we will continue to see the favorable repricing on time deposits achieved earlier this year. The favorable rate-related impact on interest expense from time deposits was partially offset by higher rates on money market accounts and FHLB advances. The higher rates for money market accounts for the quarter were attributable, in large part, to the introduction of higher rate/higher balance "Extreme" market rate accounts for both our individual and business depositors, while the rising rate on FHLB advances were the result of the upward movement of short-term market interest rates compared to the prior year.

Net Interest Margin

Quarter Ended	Net Interest Margin
December 31, 2003	4.09%
March 31, 2004	4.03%
June 30, 2004	3.97%
September 30, 2004	3.99%
December 31, 2004	3.99%

Our net interest margin totaled 3.99% for the fourth quarter, remaining unchanged from its third quarter level and at the middle of our forecasted range of 3.95% to 4.05% for the quarter. Prior to this year, our margin rose from a starting point of 3.78% in the fourth quarter of 2002 to a high of 4.09% achieved in the fourth quarter of 2003. A decline was then observed in the first half of the year, attributable in part to our decisions to extend the durations on some of our funding sources and increase the size of our securities portfolio. As securities typically carry lower yields than our loans, adding securities rather than loans to our balance sheet will generally result in a reduction in the net interest margin. Even with the effects of these strategies, our margin remained in a consistent range near the 4.00% level over the last year.

For the year, our net interest margin totaled 4.06%, an increase of seven basis points over the 2003 level of 3.99%. As a result of the arithmetic nature of our average earning assets calculation and the timing and pattern of asset growth, our net interest margin for the year exceeded the margin earned in any individual quarter.

Our net interest margin represents our net interest income for a given period divided by the average level of earning assets during that same period. In calculating our average level of earning assets, we rely on an arithmetic average calculation using our balance sheets as of starting and ending focal dates, rather than an average of actual daily balance sheets for all days within the period. As a result, to the extent that assets grow early within a given period, or that growth slows or assets decline later in the period, this methodology can result in a higher margin than a daily average calculation, as assets will be on our balance sheet and earning income for a longer time than implied by the averaging calculation. The opposite could occur should the majority of asset growth occur near the end of the period, or if assets were to decline early in the period. As you will recall from the table above, most of the earning asset growth in 2004 occurred in the first half of the year, then decelerated in the second half, particularly in the fourth quarter. Consequently, using the calculation method described above, we were able to achieve a net interest margin for the year that exceeded the margin earned in any of the component quarters.

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Gap Report.

Based on the most recent data available, our one-year gap position totaled 5.9% and remained asset sensitive, with more assets than liabilities expected to mature, reprice, or prepay over the following twelve months. This represented a modest increase over the gap as of the end of the third quarter, as both assets and liabilities subject to change over the next twelve months declined, with assets dropping less than liabilities. The gap report has implied an asset sensitive position for a number of quarters, dating back to September 2001.

Net Interest Income Simulation.

The results of our most recent income simulation model suggest that very little sensitivity exists with regard to changes in interest rates. Our model indicates that in a scenario in which rates are assumed to rise 200 basis points, the rate change would positively impact our net interest income over the following twelve months by 0.24% relative to our base line number, which assumes rates remain unchanged. When we assume that rates fall by 100 basis points, net interest income over the following twelve months was negatively impacted by only 1.24%.

RESERVE FOR LOAN LOSSES

The provision for loan losses was up modestly from $340,000 in the fourth quarter of last year to $350,000. The provision is down sequentially from $525,000 in the third quarter and $440,000 in the second quarter, but up from $250,000 in the first quarter. The provision in the fourth quarter is largely due to the growth in the portfolio (including loans held for sale), totaling $16.3 million, and providing for net loan charge-offs, which amounted to $206,000. Approximately half of the net charge-offs were related to the sales finance portfolio, with the remainder attributable to business banking loans. Net charge-offs for the full year totaled $670,000, up from $498,000 in 2003. The sales finance portfolio accounted for 54% of the net charge-offs, business banking loans were responsible for 11%, residential loans represented 26% of the net charge-offs, and the remaining 9% was the result of losses in the other business lines.

NONINTEREST INCOME

Gain on Sale of Loans.

Gain on Loan Sales	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Consumer Loan Sale Gains	$462,000	$228,000	$1,435,000	$411,000
Commercial Loan Sale Gains	67,000	28,000	175,000	105,000
Residential Loan Sale Gains	33,000	67,000	147,000	468,000
Total Gains on Loan Sales	$562,000	$323,000	$1,757,000	$984,000

Loans Sold	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Consumer Loans Sold	$9,279,000	$6,755,000	$35,572,000	$12,859,000
Commercial Loans Sold	10,240,000	7,105,000	32,606,000	24,530,000
Residential Loans Sold	10,824,000	13,929,000	35,787,000	58,439,000
Total Loans Sold	$30,343,000	$27,789,000	$103,965,000	$95,828,000

In 2004, our gains on loan sales significantly exceeded those of the prior year, driven largely by the increased sales of our consumer loans. For the quarter and year ended December 31, 2004, gains totaled $562,000 and $1.8 million respectively, representing increases of 74% and 79% over the same periods in 2003. As evidence that a change in the mix of loans sold, rather than increased total sales volume, was responsible for the increase in gains on sales, total loans sold increased only 9% for the quarter and 8% on a year-to-date basis relative to the prior year.

Consumer loan sales, particularly sales finance loans, had the most significant impact on our loan sale gains this year. In 2003, the vast majority of these loans were retained with the objective of growing the portfolio. As loan production increased and the portfolio gained in size, it became necessary to manage that growth through quarterly loan sales. For the quarter and year ended December 31, 2004, we realized gains of $462,000 and $1.4 million on loan sales totaling $9.3 million and $35.6 million. Those gains far exceeded the $228,000 and $411,000 in revenue realized on sales of $6.8 million and $12.9 million for the same periods in 2003. Our current plan is to continue selling approximately $6-$8 million in sales finance loans each quarter, though actual sales in a given quarter may fall above or below this range depending on a number of factors, including, but not limited to, quarterly loan production and net portfolio growth. Additionally, as we typically continue the servicing functions for those loans, these sales have resulted in substantial growth in our service fee income.

Commercial loan sales also increased relative to the prior year. For the quarter and year ended December 31, 2004, we realized gains of $67,000 and $175,000, representing increases of 137% and 65% over prior-year levels. We generally utilize commercial loan sales to limit our credit exposure to any one borrower. As with consumer loans, we will typically continue to service those loans sold from the portfolio and remain the point of contact for the borrower following the sale. The results for the fourth quarter of 2004 were primarily attributable to the sale of participations in a single, large commercial credit originated by our Business Banking unit. Given the unique structures and unpredictable timing of large Business Banking originations, it is uncertain whether we will see similar gains in future quarters.

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In contrast, residential loan sale gains were down significantly from the prior year, declining 50% for the quarter and 69% for 2004. We believe that the sales volumes observed in 2003 were a product of the high level of refinancing activity that occurred during that time, and that the substantial reduction in sales volumes in 2004 represented a more normalized residential lending environment.

Service Fee Income	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Consumer Loan Service Fees	$ 87,000	$ 5,000	$ 244,000	$ 5,000
Commercial Loan Service Fees	24,000	14,000	71,000	59,000
Residential Loan Service Fees	-	3,000	(1,000)	6,000
Total Service Fee Income	$ 111,000	$ 22,000	$ 314,000	$ 70,000

As a result of the increased level of consumer loan sales this year, our portfolio of loans serviced for others has increased significantly, and with it our income received for servicing those loans. For the quarter ended December 31, 2004, our total servicing fee income rose 399% over that earned in the fourth quarter of 2003. On a year-to-date basis, a similar increase was observed, with 2004 servicing fee income increasing 352% over the prior year's level. The fees earned on the portfolio of sales finance loans sold and serviced are expected to continue to grow as additional loans are sold each quarter to manage the size of the sales finance loan portfolio.

Commercial loans serviced for others account for most of the remaining servicing fee income. Residential loans are typically sold servicing released, which means we no longer service those loans once they are sold.

Gains on Sales of Investments

Gains on sales of investments are opportunistic in nature, and we generally do not attempt to forecast future securities sales or gains. Furthermore, with interest rates having risen over the last year, the probability of realizing gains on future securities sales has been reduced. For the fourth quarters of both 2004 and 2003, we did not sell any securities from our portfolio. For the year ended December 31, 2004, gains on investment sales totaled $71,000 from a $2 million sale in the first quarter. This represented a significant reduction from the prior year, when gains on securities sales totaled $662,000. At the present time, we have no pending securities sales, nor do we anticipate any sales in the first quarter.

Other Noninterest Income	Quarter Ended December 31,		Year Ended December 31,	
Other Income	2004	2003	2004	2003
Rental Income	$152,000	$167,000	$627,000	$713,000
Loan Fees	116,000	43,000	384,000	281,000
ATM/Wires/Safe Deposit	50,000	34,000	189,000	131,000
Late Charges	49,000	31,000	167,000	120,000
Miscellaneous	64,000	85,000	172,000	186,000
Total Other Income	$431,000	$360,000	$1,539,000	$1,431,000

Our fourth quarter other noninterest income rose $71,000, or 20% over the prior year. While an increase in loan fee income made the largest single contribution, significant improvements were also observed in late charge fees received on our loan portfolio, as well as Visa and ATM fees, which have grown and are expected to continue rising as checking accounts become a greater piece of our overall deposit mix. For the year, other noninterest income grew by approximately 8%, or $108,000, over that of 2003.

Loan fees increased by $73,000 compared to the fourth quarter of 2003, as prepayment fees totaled $59,000, up from $8,000 in 2003. For the year, prepayment fees amounted to $319,000, an increase of $201,000 over the level earned in 2003. We believe the higher level of prepayment fees for 2004, and particularly for the third quarter when prepayment fees totaled $156,000, was a result of upward movements in shorter-term interest rates in the second half of the year and expectations that rates could continue moving upwards in the foreseeable future. These movements may have prompted borrowers with loans scheduled to reprice at some point in the next few years to refinance their loans before rates could potentially move higher. Given the uncertainties in interest rates and borrower expectations, we do not know if the higher level of prepayment fees is likely to continue in 2005. Partially offsetting the additional prepayment fees in 2004, loan brokerage fees fell $13,000 for the fourth quarter and $79,000 for the year. The decline in broker fees was driven by our loan officers' preference to use our own products over those offered by other financial institutions.

Also offsetting the gains achieved in the other areas was a decline in rental income which fell $15,000 in the fourth quarter and $86,000 for the year, or approximately 9% and 12% relative to the quarter and year ended December 31, 2003. In the third quarter of 2003, several large tenants at First Mutual Center, our corporate headquarters, vacated the building and were not subsequently replaced. Consequently, rental income for 2004 typically ran well below the level received in the prior year.

NONINTEREST EXPENSE

Salaries and Employee Benefits Salaries and employee benefit expenses rose by $541,000, or 15%, on a quarter-versus-quarter basis, from $3.5 million in the fourth quarter of 2003 to $4.1 million in 2004, accounting for approximately 48% of the total increase in noninterest expense. On a year-to-date basis, the increase was $1.8 million, or 15%, over the 12-month period ended December 31, 2003.

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Salaries and Employee Benefits	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Salaries	$ 2,475,000	$ 2,147,000	$ 9,191,000	$ 7,965,000
Commissions and Incentive Bonuses	855,000	692,000	2,170,000	1,966,000
Employment Taxes and Insurance	196,000	173,000	873,000	741,000
Temporary Office Help	37,000	41,000	189,000	278,000
Benefits	490,000	459,000	1,838,000	1,505,000
Total Salary and Benefit Expenses	$ 4,053,000	$ 3,512,000	$14,261,000	$12,455,000

Most of the increase in salary and benefit expense can be attributed to a 9% net increase in the number of employees during the past 12 months. Our staffing level, as measured by full-time-equivalent (FTE) employee count, increased from 201 FTE on December 31, 2003, to 220 FTE on the same date in 2004. This additional staff was distributed throughout most areas of the Bank, and consisted largely of positions oriented towards building and/or servicing our loan portfolio and retail deposits.

Quarter Ended	FTE at Quarter End
December 31, 2003	201
March 31, 2004	204
June 30, 2004	201
September 30, 2004	214
December 31, 2004	220

Also contributing to the growth in personnel-related expense was an increase in employee benefit costs of $31,000 for the fourth quarter and $333,000 for the year, compared to 2003. Included in these costs are health insurance premiums and expenses related to retirement plan administration and funding. Due to the combination of more employees and higher premiums per employee, we experienced health insurance cost increases of 20% in the fourth quarter and 27% for the year compared to 2003. For 2005, the decision was made to replace some of the insurance plans offered to employees with less expensive plans offered by our insurance providers. With these new plans we do not expect to see similar cost increases in 2005. Contributions and expenses related to the employee stock ownership and 401(k) plans also increased significantly from the prior year, rising from $614,000 to $721,000 for the year.

An issue that complicates the reporting of our compensation expense is the deferral of certain costs directly associated with loan origination. In accordance with current accounting literature, certain loan origination costs are deferred and amortized over the life of each loan, rather than expensed in the current period. These costs include, among other items, the expense related to the personnel involved in originating the loan. The net figures are then reported in the financial statements. Consequently, our compensation expense can vary from one period to the next based upon loan origination volumes, the mix of different loan types and the year to year changes in standard loan costs. The table below shows the impact of deferred loan origination costs on salary and employee benefit expenses.

Effect of Deferred Loan Origination Costs	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Salaries and Employee Benefits	$ 4,688,000	$ 4,053,000	$ 16,638,000	$ 14,688,000
Deferred Loan Origination Costs	(635,000)	(541,000)	(2,377,000)	(2,233,000)
Net Salaries and Employee Benefits	$ 4,053,000	$ 3,512,000	$ 14,261,000	$ 12,455,000

As an illustration of how originations and standard loan costs can affect our operating expenses, in 2004 the loan cost associated with each income property loan origination was $1,759 lower than the prior year's standard cost. This reduction, combined with 49 fewer loans of this type closed in 2004 than in 2003, resulted in $402,000 less in loan origination costs being deferred compared to the prior year. Conversely, during the same time period, the standard loan cost associated with each sales finance loan origination increased by $38, and the volume of these loans increased by 190 loans over the prior year. These two factors combined resulted in an additional $282,000 in origination-related sales finance expenses being deferred and amortized compared to the prior year. Overall, our deferred loan costs totaled $710,000 in the current quarter compared to $671,000 in the fourth quarter of 2003. For the year, deferred loan costs totaled $2,689,000 compared to $2,748,000 in 2003.

Occupancy Expense Occupancy expenses increased $104,000, or 15%, from $663,000 in the fourth quarter of 2003 to $767,000 in 2004. For the year ended December 31, 2004, occupancy expenses increased $344,000, or 14%, from 2003.

Occupancy Expenses	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Rent Expense	$ 77,000	$ 76,000	$ 313,000	$ 323,000
Utilities and Maintenance	191,000	170,000	639,000	543,000
Depreciation Expense	347,000	296,000	1,321,000	1,078,000
Other Occupancy Costs	152,000	121,000	514,000	499,000
Total Occupancy Expenses	$ 767,000	$ 663,000	$ 2,787,000	$ 2,443,000

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Occupancy costs in 2004 were affected by growth in capital expenditures over the past year, which resulted in $51,000 of higher depreciation expense and leasehold improvement amortization for the fourth quarter and $243,000 for the year ended December 31, 2004. Contributing substantially to these recent capital expenditures was a remodeling project to one of our banking centers, growth in our information systems infrastructure, and investment in enterprise software. We expect these costs to continue to rise in 2005 as we complete our remodeling projects on additional banking centers and begin depreciating those assets. Additional maintenance, repair and utilities expense of $96,000 was incurred in the year 2004 over the same period in 2003, due mainly to the ownership of the First Mutual Center, purchased in the first quarter of 2003.

Other Noninterest Expense Other noninterest expenses increased by $470,000, or 30%, from $1.6 million in the fourth quarter of 2003 to over $2.0 million for the same period in 2004. This accounted for approximately 42% of the total increase in noninterest expenses. For the entire year of 2004, other noninterest expenses grew $1.9 million, or 35%, over 2003.

Other Noninterest Expenses	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Marketing & Public Relations	$ 358,000	$ 322,000	$ 1,243,000	$ 1,087,000
Credit Insurance	319,000	122,000	1,102,000	258,000
Outside Services	138,000	149,000	600,000	482,000
Taxes	128,000	131,000	483,000	471,000
Informations Systems	241,000	180,000	1,001,000	649,000
Legal Fees	80,000	66,000	421,000	404,000
Other	761,000	585,000	2,716,000	2,269,000
Total Other Noninterest Expenses	$ 2,025,000	$ 1,555,000	$ 7,566,000	$ 5,620,000

The most significant growth in other noninterest expenses, at $197,000 for the fourth quarter, came from credit insurance premiums for our sales finance loan portfolio. This same expense increased by $844,000 in the year ended December 31, 2004, compared to 2003. In the fourth quarter of 2002, we began to insure against default risk on loans to borrowers with credit scores below 720. Our insurance contract contains a variable premium that ranges between a low of 0.60% and a ceiling of 2.70% (as an annualized percentage of the outstanding insured balances). The most likely premium is 2.70%, with the final premium to be determined at a later date based on our actual loan loss history. The total expense, both paid and accrued, for the insurance premium related to the sales finance portfolio in the fourth quarter was $313,000, which reflects the maximum premium of 2.70%. At the end of 2004, we had paid or accrued the maximum premium due of 2.70%. There is the possibility that in future periods our experience will be more favorable and we will receive a rebate on premiums paid, but based on our loss experience in the last four quarters we are not optimistic about any future rebates. Please refer to the "Sales Finance (Home Improvement) Loans" section for a further discussion of this topic.

Information systems costs also increased significantly from the prior year, with much of the additional expense attributable to higher costs from our core banking system provider. A significant part of this additional cost was related to the development of new products and greater utilization of our online banking features. In the fourth quarter of 2004 we entered into discussions with our system provider and, based on the negotiations to this point, we do not expect to see similar cost increases for 2005. Additionally, as noted in the "Salaries and Employee Benefits" section above, certain costs incurred as part of the loan origination process are deferred and amortized over the life of the loan, including some information systems expenses. Based on our calculations and estimates of information systems costs as they relate to the loan origination process, a larger amount of these costs were capitalized in 2003 than in 2004, with an additional $36,000 capitalized on a quarterly basis and $148,000 in additional expense capitalized for the year.

Marketing and public relations expenses increased relative to the same periods in the prior year as we increased our expenditures for radio, direct mail, and newsprint advertisements. Our advertising efforts in 2004 included campaigns focused on supporting our deposit growth initiatives and growing our commercial banking operations. Accounting and auditing fees also increased significantly, rising $75,000 in the fourth quarter and $127,000 for the year. The increase in expenses associated with these services was primarily a result of additional work mandated by the Sarbanes-Oxley Act of 2002.

Non-Performing Assets

Our exposure to non-performing loans and repossessed assets as of December 31, 2004 was:

Non-Performing Assets	
One single-family residence, OR. No anticipated loss.	$ 421,000
Twenty-six consumer loans. Full recovery anticipated from insurance claims.	147,000
One single-family residence, Western WA. No further losses are expected.	125,000
Three community business loans. Possible loss of $71,000	71,000
Five consumer loans. No loss anticipated.	67,000
One home equity loan. No loss anticipated.	63,000
One single-family residence, ID. No anticipated loss.	63,000
One community business loan. No loss anticipated.	25,000
Five consumer loans. Possible loss of $22,000.	22,000
TOTAL NON-PERFORMING LOANS	$ 1,004,000
TOTAL REAL ESTATE OWNED AND REPOSSESSED ASSETS	3,000
TOTAL NON-PERFORMING ASSETS	$ 1,007,000

PORTFOLIO INFORMATION

Commercial Real Estate Loans. The average loan size (excluding construction loans) in the Commercial Real Estate portfolio was $723,900 as of December 31, 2004, with an average loan-to-value ratio of 64%. At quarter-end, none of these commercial loans were delinquent for 30 days or more. Small individual investors or their limited liability companies and business owners typically own the properties securing these loans. The portfolio is split between residential use (multi-family or mobile home parks) and commercial use. At quarter-end, the breakdown was 46% residential and 54% commercial.

The loans in our commercial real estate portfolio are well diversified, secured by small retail shopping centers, office buildings, warehouses, mini-storage facilities, restaurants and gas stations, as well as other properties classified as general commercial use. To diversify our risk and to continue serving our customers, we sell participation interests in some loans to other financial institutions. About 15% of commercial real estate loan balances originated by the Bank have been sold in this manner. We continue to service the customer's loan and are paid a servicing fee by the participant. Likewise, we occasionally buy an interest in loans originated by other lenders. About $12 million of the portfolio, or 3%, has been purchased in this manner.

Sales Finance (Home Improvement) Loans. The level of loan production throughout 2004 was about 8% higher than in 2003. While production increased, portfolio growth has slowed because we are selling a greater percentage of the new production. On the other hand, prepayment speeds have slowed down over the last eight months to a consistent range of between 35% and 40%.

	Bank Portfolio Balance	Servicing Balance	Insured Balance (Bank Portfolio and Servicing Balance)
December 31, 2003	$ 62 million	$ 10 million	$ 27 million
March 31, 2004	63 million	16 million	32 million
June 30, 2004	67 million	22 million	39 million
September 30, 2004	68 million	31 million	45 million
December 31, 2004	69 million	37 million	48 million

During the fourth quarter of 2004, the average new loan amount was $10,700. The current average remaining loan amount in the servicing portfolio is $9,300. Loans with principal balances representing 41% of the Bank's portfolio balance have credit insurance in place. Forty percent (by balance) of the new loans originated in the fourth quarter were insured.

Noted below is the charge-off table for the uninsured portfolio, and the claims experience table for the insured portfolio:

UNINSURED PORTFOLIO

	Loan Balance	Net Charge-Offs	Charge-offs as a Percent (%) of Portfolio	Percent (%) of Delinquent Loans
December 31, 2003	$ 40 million	$ 100,000	0.25%	0.76%
March 31, 2004	40 million	50,000	0.13%	0.81%
June 30, 2004	41 million	136,000	0.33%	0.51%
September 30, 2004	40 million	71,000	0.18%	0.75%
December 31, 2004	41 million	100,000	0.24%	0.66%

INSURED PORTFOLIO

	Claims Paid	Claims as a Percent (%) of Insured Balance	Percent (%) of Delinquent Loans (FMSB Portfolio)
December 31, 2003	$ 89,000	0.38%	2.46%
March 31, 2004	351,000	1.18%	1.93%
June 30, 2004	315,000	0.89%	1.51%
September 30, 2004	265,000	0.64%	2.11%
December 31, 2004	492,000	1.06%	2.58%

Our portfolio at December 31, 2004, totaled $69 million, of which $29 million is insured. The $41 million of uninsured loans with an average credit score of 728 have performed at a fairly consistent level in terms of loan losses as a percent of the portfolio over the last five quarters; ranging from 0.18% to 0.33% during that time. The significant change has occurred in the lower credit score (insured) portfolio, which has an average credit score of 668. Losses incurred in that portfolio are submitted to our credit insurer for reimbursement. The claims experience in the last 12 months has jumped from 0.38% (claims as a % of insured balances) in the fourth quarter of 2003 to a high of 1.18% in the first quarter of 2004, and then dropping to 1.06% in the fourth quarter. The actual claims paid have risen accordingly, from $89,000 a year ago to a high of $492,000 in the fourth quarter of this year. Similar trends occurred in the delinquency ratios where we've seen delinquencies vary within a range between 1.51% and 2.58% over the last five quarters.

October 2003 and September 2004) are $35 million in insured balances and a maximum loss that could be claimed of $3.5 million. Our remaining insured balance is $27.9 million and our remaining lifetime loss credit is $3.1 million (or 11.1% of the remaining balances). We have to date submitted $378,000 in claims against this pool.

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The contract with the credit insurer also has a maximum exposure limit to the insurer of 10% of the loan balances. Each year's loan production that is insured is treated as a separate portfolio in terms of the 10% limit. The first pool that was insured included loans closed between October 2002 and September 2003 and totaled $21.8 million with a maximum loss that could be claimed of $2.2 million. The loans in that pool currently have a balance of $13.2 million and we have a remaining lifetime loss credit of $1.0 million. Our loss credit balance is 7.6% of the remaining balance on the loans in the 2002/2003 policy year. The comparable figures for the 2003 pool (loans insured between

PORTFOLIO DISTRIBUTION

The loan portfolio distribution at the end of the fourth quarter was as follows:

Single Family (including loans held-for-sale)	22%
Income Property	40%
Business Banking	13%
Commercial Construction	3%
Single Family Construction:	
Spec	2%
Custom	8%
Consumer	12%

Adjustable-rate loans accounted for 90% of our total portfolio.

DEPOSIT INFORMATION

The number of business checking accounts increased 35%, from 1,462 at December 31, 2003, to 1,968 as of December 31, 2004, a gain of 506 accounts. The deposit balances for those accounts grew 52%. Consumer checking accounts also increased, from 5,597 in the fourth quarter of 2003 to 6,763 this year, an increase of 1,166 accounts, or 21%. Our total balances for consumer checking accounts rose 46%.

The following table shows the distribution of our deposits.

	Time Deposits	Checking	Money Market Accounts	Regular Savings
December 31, 2003	66%	10%	22%	2%
March 31, 2004	64%	11%	23%	2%
June 30, 2004	65%	12%	22%	1%
September 30, 2004	63%	13%	23%	1%
December 31, 2004	61%	14%	24%	1%

OUTLOOK FOR FIRST QUARTER 2005

Net Interest Margin. Our forecast for the fourth quarter was a range of 3.95% - 4.05%, and for the second quarter in a row we came in near the middle of that range at 3.99%. Our forecast for the first quarter of year 2005 is up slightly to a range of 4.05% - 4.10%.

Loan Portfolio Growth. The loan portfolio, excluding loans held-for-sale, grew $23 million in the fourth quarter of 2004, which was far in excess of our forecast of $5-$15 million. Most of the portfolio growth occurred in the business banking and residential portfolios, while we experienced some decline in our commercial real estate area. We find it very difficult to predict loan growth, as the net effect of loan originations and loan payoffs is so small compared to the gross volume in those two activities. For example, in the third quarter we expected our core loan portfolio to grow within a $15-$20 million range, whereas our actual experience was a decline of $7.0 million. Our forecast for first quarter, however, is loan growth in the range of $10-$15 million.

Noninterest Income. Our estimate for the fourth quarter was a range of $700,000 - $800,000. The actual result for the quarter was noninterest income of $1.2 million. Most of the variance was due to the sale of more consumer loans than anticipated. We had originally expected to sell $5 million in sales finance loans for a gain of $274,000. Actual sales totaled $9.3 million with a net gain of $528,000. For first quarter we are forecasting net gains from sales finance loan sales of $425,000, and total fee income in the range of $1.0 – $1.2 million.

Noninterest Expense. Noninterest expense increased by 19.5% on a quarter-to-quarter comparison, which was considerably more than our forecast of 15%. The difference between the actual results and the forecast is attributable to performance bonuses accrued for the staff. We had originally expected in the fourth quarter to accrue about $60,000 for bonus payments, however, the Bank's performance results for the year justified an increased amount. The outlook for first quarter is an increase of 21% over the comparable quarter in 2004.

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Transmitted on Business Wire at 1:00 pm PST, January 25, 2005.